Execution Copy

Supplemental Agreement

to the

EUR 590,000,000

Multicurrency Revolving Credit and Bank Guarantee Facilities Agreement

between

Elster Group SE

as Company and Original Borrower

Certain Subsidiaries of the Company

as Original Borrowers and Original Guarantors

and

ING Bank N.V., Frankfurt Branch
Mizuho Corporate Bank, Ltd.

UniCredit Bank AG
as Coordinating Mandated Lead Arrangers

Commerzbank Aktiengesellschaft, Filiale Luxemburg
as Facility Agent

UniCredit Bank AG
as Bank Guarantee Agent

and

Others

Execution Copy

THIS SUPPLEMENTAL AGREEMENT is dated 9 May 2011 and made between:

(1)	Elster Group SE (the "Company") as original borrower for itself and as Obligor's Agent on behalf each of the other Obligors; and

(2)	Commerzbank Aktiengesellschaft, Filiale Luxemburg as facility agent (the "Facility Agent") for itself and on behalf of each of the other Finance Parties.

WHEREAS:

(A)	Pursuant to a EUR 590,000,000 multicurrency revolving credit and bank guarantee facilities agreement dated 8 April 2011 between, inter alia, the Company as original borrower and original guarantor, certain subsidiaries of the Company as original borrowers and/or original guarantors, ING Bank N.V., Frankfurt Branch, Mizuho Corporate Bank, Ltd. and UniCredit Bank AG as coordinating mandated lead arrangers, certain financial institutions as mandated lead arrangers, Commerzbank Aktiengesellschaft, Filiale Luxemburg as facility agent, UniCredit Bank AG as bank guarantee agent, Commerzbank AG, Deutsche Bank AG, Filiale Deutschlandgeschäft and UniCredit Bank AG as original issuing banks and certain financial institutions as original lenders (the "Facilities Agreement"), the Lenders have agreed to grant multicurrency revolving credit and bank guarantee facilities in the aggregate amount of EUR 590,000,000 to the Borrowers.

(B)	In order to ensure that the utilisation of Facility B by way of Bank Guarantees will at no time exceed the Total Facility B Commitments, in particular in case a Facility B Lender has made available an Ancillary Facility, the Parties to the Facilities Agreement agreed to clarify their common understanding in that respect by supplementing Clause 31.4 (Fronting Sublimits) as set out in Clause 2 of this Supplemental Agreement.

(C)	In order to avoid recognition of income of the non-US Subsidiaries of a US Borrower in the US it is required to limit any guarantee provided by any such non-US Subsidiaries for the obligations of a US Borrower under the Finance Documents. Consequently, the Parties to the Facilities Agreement agree to introduce such limitation in Clause 22 (Guarantee and Indemnity) of the Facilities Agreement.

(D)	In order to allow sufficient flexibility to implement further steps for a tax and cost effective corporate reorganisation it may become necessary to transfer all shares in Elster Holdings Netherlands B.V. to Elster GmbH while proceeds under the Initial Bond (as defined in the Facilities Agreement) continue to be on-lent to Elster Holdings Netherlands B.V. This would not be permitted under Clause 26.6 (Holding Companies) of the Facilities Agreement if Elster GmbH did not qualify as Intermediate Holding Company. Consequently, the Parties to the Facilities Agreement agree to amend Clause 26.6 (Holding Companies) of the Facilities Agreement to introduce the relevant exception. In addition, as proceeds resulting from Additional Financial Indebtedness may be on-lent not only to Permitted Financial Indebtedness Subsidiaries but also to Unlimited Guarantors (each term as defined in the Facilities Agreement) the Parties to the Facilities Agreement agreed to clarify their common understanding that the restrictions set out in Clause 26.6 (Holding Companies) of the Facilities Agreement shall not apply to a Permitted Financial Indebtedness Subsidiary which qualifies as Unlimited Guarantor.

Execution Copy

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Incorporation of defined terms:

(a)	Unless a contrary indication appears, a term defined in the Facilities Agreement has the same meaning in this Agreement (including in the above preamble).

(b)	The principles of construction set out in the Facilities Agreement shall have effect as if set out in this Agreement.

1.2	In this Agreement any reference to a "Clause" is, unless the context otherwise requires, a reference to a Clause of the Facilities Agreement.

1.3	In accordance with the Facilities Agreement, each of the Company and the Facility Agent designate this Agreement as a Finance Document.

2.	Amendment of the Facilities Agreement

The Facilities Agreement shall be supplemented and amended with effect from the date of this Agreement as set out in paragraphs 2.1 to 2.4 below.

2.1	In Clause 9.2 (Availability) the following sentence shall be included as second sentence in paragraph (d):

"In case an Ancillary Facility will be made available under Facility B, the Facility Agent shall notify the Bank Guarantee Agent no later than three (3) Business Days prior to the Ancillary Commencement Date of the proposed establishment of such Ancillary Facility."

2.2	In Clause 22.16 (US Guarantee Limitations) the existing language shall be designated as paragraph (a) and the following paragraph (b) shall be added:

"(b)	Notwithstanding any term or provision of this Clause 22 or any other term in this Agreement or any other Finance Document the liabilities of a US Borrower shall not be guaranteed by any direct or indirect non-US Subsidiary of such US Borrower which is treated as a controlled foreign corporation within the meaning of Section 957 of the Code.

Provided, however, that the Company shall ensure that the aggregate of earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Adjusted Consolidated EBITDA) of those Guarantors the guarantee obligation of which is not limited by this paragraph (b) of Clause 22.16 (US Guarantee Limitations) (in each case calculated on an unconsolidated basis and excluding all intra-group items) represents not less than 70 per cent of Adjusted Consolidated EBITDA of the Group, and in the event the Company does not so ensure, the limitation in this Clause 22.16 (b) shall not apply."

Execution Copy

2.3	In Clause 26.6 (Holding Companies) the first paragraph of paragraph (a) shall be replaced by the following paragraph which shall read as follows:

"(a)	No Permitted Financial Indebtedness Subsidiary (other than an Unlimited Guarantor) which has incurred Additional Financial Indebtedness or to which proceeds of Additional Financial Indebtedness have been directly on-lent (with respect to paragraph (ii) below only, other than proceeds resulting from the Initial Bond up to a maximum aggregate amount of EUR 125,000,000) shall, as long as such amount of Additional Financial Indebtedness is outstanding:"

2.4	In Clause 31.4 (Fronting Sublimits) paragraph (d) shall be replaced by the following paragraphs (d), (e), (f) and (g) which shall read as follows:

"(d)	In case (i) a Facility B Lender agrees to make available an Ancillary Facility in place of all or part of that Lender’s unutilised Facility B Commitment in accordance with Clause 9 (Ancillary Facilities) and (ii) the Base Currency Amount of such Ancillary Facility would, when aggregate with the amount of the Fronting Sublimits of all Issuing Banks under Facility B and the amount of all Ancillary Facilities under Facility B, exceed the Total Facility B Commitments (such exceeding amount the "Ancillary Facility Excess Amount"), then the aggregate amount of the Fronting Sublimit of all Issuing Banks shall be reduced by the Ancillary Facility Excess Amount in accordance with paragraph (e) below.

(e)	The Bank Guarantee Agent shall, upon been notified of the establishment of the proposed Ancillary Facility pursuant to paragraph (d) of Clause 9.2 (Availability), reduce the Fronting Sublimit of each Issuing Bank pro rata by that part of the Ancillary Facility Excess Amount which is equal to the proportion borne by each Issuing Bank's Fronting Sublimit to the Total Facility B Commitments unless the Company has notified the Bank Guarantee Agent no later than three (3) Business Days prior to the establishment of the proposed Ancillary Facility that the Fronting Sublimit of one or more Issuing Banks shall be excluded from such reduction (as a result of which the Fronting Sublimits of the remaining Issuing Banks shall be further reduced) and the Ancillary Facility Excess Amount may be allocated to the unutilised Fronting Sublimits of the remaining Issuing Banks. In case the unutilised Fronting Sublimit of an Issuing Bank does not allow for such proportional reduction in full, the unutilised Fronting Sublimits of the other Issuing Banks shall be further reduced as set forth in this paragraph (e) until the aggregate amount of the Fronting Sublimits of all Issuing Banks have been reduced by the Ancillary Facility Excess Amount. Any reduction of a Fronting Sublimit pursuant to this paragraph (e) shall become effective on the Business Day following the Business Day the notification pursuant to paragraph (d) of Clause 9.2 (Availability) has been received by the Bank Guarantee Agent, provided that any such notification received after 1 p.m. on a Business Day shall be deemed to be received on the following Business Day.

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(f)	The aggregate amount of (i) the Fronting Sublimits of all Issuing Banks under Facility B and (ii) all Ancillary Facilities under Facility B shall at no time exceed the Total Facility B Commitments. Paragraph (d) and (e) of this Clause 31.4 shall apply mutatis mutandis in case of any reduction of the Total Facility B Commitments to the extent the aggregate amount of (i) the Fronting Sublimits of all Issuing Banks under Facility B and (ii) all Ancillary Facilities under Facility B would otherwise exceed the Total Facility B Commitments after such reduction. In case of a cancellation of the Total Commitments pursuant to Clause 27.13 (Acceleration), the Fronting Sublimits of all Issuing Banks under Facility B shall immediately be reduced to zero.

(g)	Upon any change of the amount of any Fronting Sublimit in accordance with this Clause 31.4, the Facility Agent (in relation to any change pursuant to paragraphs (a) to (c) above) or the Bank Guarantee Agent (in relation to any change pursuant to paragraphs (d) to (f) above), shall promptly inform the respective other Agent, the Issuing Banks and the Company of any increase and/or reduction of any Fronting Sublimit."

3.	REPRESENTATIONS

The Company confirms to each Finance Party that each of the Repeated Representations is true and correct as at the date hereof as if made by reference to the facts and circumstances existing on the date hereof.

4.	Costs and Expenses

The Company shall promptly on demand pay to the Facility Agent the amount of all costs and expenses (including legal fees) reasonably incurred by the Facility Agent in connection with this Agreement.

5.	MISCELLANEOUS

5.1	Each party hereto shall at the request of the Facility Agent and at the Company's expense, promptly do all such acts and things necessary or desirable to give effect to the amendments effected or to be effected pursuant to this Agreement.

5.2	The provisions of Clause 38 (Partial Invalidity) and Clause 45 (Jurisdiction) shall be incorporated into this Agreement as if set out in full in this Agreement and as if references in those clauses to "this Agreement" are references to this Agreement.

5.3	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

6.	governing law

This Agreement and any non-contractual obligations arising out of or in connection with this Agreement are governed by German law.

Execution Copy

SIGNATURES

ELSTER GROUP SE

for itself and as Obligor's Agent on behalf each of the other Obligors

By:

Name(s):

Commerzbank Aktiengesellschaft, Filiale Luxemburg

for itself and on behalf of each of the other Finance Parties

By:

Name(s):

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